Exhibit 99.37

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

HudBay Minerals Inc.

1 Adelaide Street East, Suite 2501

Toronto, Ontario

M5C 2V9

Item 2	Date of Material Change

December 11, 2008

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Market Wire on December 11, 2008 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

HudBay Minerals Inc. (“HudBay”) announced that it continues to take steps to advance its acquisition of Lundin Mining Corporation (“Lundin”) and has received approval from the Toronto Stock Exchange (the “TSX”) with respect to the HudBay shares that will be issued as consideration in connection with the acquisition of the Lundin shares. HudBay also announced that it has decided to pursue a listing on a U.S. stock exchange and as such, the previously announced private placement may now be completed in accordance with applicable U.S. federal securities laws and the previously contemplated loan transaction with Lundin is no longer necessary. HudBay also announced that HudBay’s board of directors has determined that the shareholder meeting requisitioned by Jaguar Financial Corp. and another party was not valid.

Item 5	Full Description of Material Change

On December 11, 2008, HudBay announced that it continues to take steps to advance its acquisition of Lundin. HudBay received conditional approval on December 10, 2008 from the TSX with respect to the HudBay shares that will be issued as consideration in connection with the acquisition of the Lundin shares. Final approval of the listing of HudBay shares is subject to the ordinary conditions of the TSX for transactions of this nature and does not require the approval of the shareholders of HudBay.

HudBay also announced that it had decided to pursue a listing on a U.S. stock exchange, and is considering listing on the NASDAQ OMX Stockholm AB. HudBay believes additional listings will enhance liquidity as HudBay grows and better meet the needs of its international investors. HudBay expects to complete a listing on a U.S. exchange in conjunction with the closing of the Lundin transaction.

Because HudBay has elected to pursue a U.S. listing, the previously announced private placement may now be completed in accordance with applicable U.S. federal securities laws. As a result, HudBay intends to close the private placement in accordance with HudBay’s obligations under the subscription agreement with Lundin, and acquire 96,997,492 common shares of Lundin at a price of Cdn. $1.40 per share, representing a 19.9% interest in Lundin. Accordingly, the previously contemplated loan transaction with Lundin is no longer necessary.

HudBay also announced that after carefully considering the requisitions of Jaguar Financial Corp. and another party requesting a shareholder meeting and after receiving the advice of legal counsel, HudBay’s board of directors has determined that the requisitions are not valid as they do not satisfy the requirements of Section 143(1) of the Canada Business Corporations Act since their signatories were not registered holders of any shares of HudBay at the time of the request. HudBay’s board of directors confirms that it will call a meeting of shareholders in accordance with the provisions of the Canada Business Corporations Act upon receipt of a valid requisition.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

H. Maura Lendon, Vice-President and General Counsel of HudBay, (416) 362-2335

Item 9	Date of Report

December 17, 2008

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This material change report contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, information concerning the proposed business combination between HudBay and Lundin (the “Transaction”) and matters relating thereto. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Assumptions upon which such forward-looking information is based include, without limitation, that the shareholders of Lundin will approve the Transaction, that all required third party, court, regulatory and governmental approvals to the Transaction and the Private Placement will be obtained and all other conditions to completion of the Transaction and the Private Placement will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for HudBay available at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This material change report and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.